DMR Mortgage Opportunity Fund LP
1800 Tysons Boulevard, Suite 200
Mclean, Virginia  22102

April 23, 2009

VIA ELECTRONIC FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Filing Desk

Re:	DMR Mortgage Opportunity Fund LP Registration Statement on Form N-2 (File No.: 811-22203)

Ladies and Gentlemen:

DMR Mortgage Opportunity Fund LP (the “Registrant”), pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests withdrawal of its initial registration statement on Form N-2 under the Securities Act  (the “Initial Securities Act Registration Statement”) which was submitted to the Securities and Exchange Commission on April 1, 2009.  The Initial Securities Act Registration Statement also constitutes Amendment No. 2 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Investment Company Act Registration Statement”).   The Registrant is requesting withdrawal of its Initial Securities Act Registration Statement as a public offering and distribution of the Registrant’s securities is not feasible under current market conditions.  For the avoidance of doubt, the Registrant is not requesting a withdrawal of its Investment Company Act Registration Statement.

No securities were sold in connection with the Initial Securities Act Registration Statement.  Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Your assistance in this matter is greatly appreciated.  If you should have any questions regarding this application, please do not hesitate to contact John A. MacKinnon of Sidley Austin LLP at (212) 839-5534.

Very truly yours,

/s/ William P. Callan
Name: William P. Callan
Title: President and Chief Executive Officer